

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Fred Powell
Chief Financial Officer
LAVA Therapeutics N.V.
520 Walnut St, Suite 1150
Philadelphia, PA 19106

> **Re: LAVA Therapeutics N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed March 24, 2022**
> **File No. 001-40241**

Dear Fred Powell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 15: Controls and Procedures, page 110

1. Please amend the filing to include management's assessment of the effectiveness of disclosure controls and procedures as of December 31, 2021. We note the exception identified in Instruction 1 to Item 15 of Form 20-F does not apply to the required assessment in Item 15(a).

Item 17: Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

2. We note that your independent registered public accounting firm did not opine on your January 1, 2020 consolidated statement of financial position. Please amend the filing to have your independent registered public accounting firm opine on this statement, or tell us why this is not considered necessary. Refer to Item 8(A)(3) of Form 20-F and Item 2-02 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Eric Atallah, Reviewing Accountant, at (202) 551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences